# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dogwood Therapeutics, Inc., CIK 0001818844
CUSIP: 92829J203
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 44 Milton Avenue, Alpharetta, Georgia (GA), 30009
Date of event which requires filing of this statement: 10/26/2026
Amends the filing with accession number 0001104659-24-108596
Filed by CIK 0002040446
Persons authorized to receive notices and communications: CK Life Sciences, 7th Floor, Cheung Kong Center, 2 Queen's Road Central Hong Kong, HONG KONG, Hong Kong (K3), 00000, (852) 2126 1212; Blake Liggio, Esq., Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts (MA), 02210, (617) 570 1000

## Reporting persons
- Sealbond Limited (CIK 0002040446): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 25,920,693; shared voting power 0; sole dispositive power 25,920,693; shared dispositive power 0; aggregate amount beneficially owned 25,920,693 (67.8% of the class)
  Comment: The amounts reported as beneficially owned consist of 25,920,693 shares of common stock, $0.0001 par value ("Common Stock"), held directly by Sealbond Limited. All ownership percentages are calculated based on an aggregate of 38,227,913 shares of Common Stock outstanding, consisting of (i) 34,129,553 shares of Common Stock outstanding as of September 30, 2026, as disclosed by the Issuer to the Reporting Persons, plus (ii) 4,098,360 shares of Common Stock issued on October 26, 2026 pursuant to a private placement by the Issuer (as further described herein).
- CK Life Sciences Int'l., (Holdings) Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 28,763,331; shared voting power 0; sole dispositive power 28,763,331; shared dispositive power 0; aggregate amount beneficially owned 28,763,331 (75.2% of the class)
  Comment: The amounts reported as beneficially owned consist of (i) 25,920,693 shares of Common Stock held directly by Sealbond Limited and (ii) 2,842,638 shares of Common Stock held directly by Conjoint Inc. All ownership percentages are calculated based on an aggregate of 38,227,913 shares of Common Stock outstanding, consisting of (i) 34,129,553 shares of Common Stock outstanding as of September 30, 2026, as disclosed by the Issuer to the Reporting Persons, plus (ii) 4,098,360 shares of Common Stock issued on October 26, 2026 pursuant to a private placement by the Issuer (as further described herein).
- Conjoint Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,842,638; shared voting power 0; sole dispositive power 2,842,638; shared dispositive power 0; aggregate amount beneficially owned 2,842,638 (7.4% of the class)
  Comment: The amounts reported as beneficially owned consist of 2,842,638 shares of Common Stock held directly by Conjoint Inc. All ownership percentages are calculated based on an aggregate of 38,227,913 shares of Common Stock outstanding, consisting of (i) 34,129,553 shares of Common Stock outstanding as of September 30, 2026, as disclosed by the Issuer to the Reporting Persons, plus (ii) 4,098,360 shares of Common Stock issued on October 26, 2026 pursuant to a private placement by the Issuer (as further described herein).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Dogwood Therapeutics, Inc.
Address of issuer's principal executive offices: 44 Milton Avenue, Alpharetta, Georgia (GA), 30009
Comment: Explanatory Note: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends the Schedule 13D filed on October 15, 2024 (the "Original 13D"), as amended on March 17, 2025 ("Amendment No. 1"), November 25, 2025 ("Amendment No. 2") and October 21, 2026 ("Amendment No. 3 and, together with the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 4, the "Schedule 13D") and relates to the common stock, $0.0001 par value ("Common Stock"), of Dogwood Therapeutics, Inc. (the "Company" or "Dogwood"). Except as specifically amended by this Amendment No. 4, the disclosure in the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 4 but not otherwise defined shall have the meanings given to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

On October 26, 2026 (the "Closing Date"), the transaction contemplated under the Subscription Agreement (as previously described in Item 4 of Amendment No. 3) was consummated. Pursuant to the terms of the Subscription Agreement, on the Closing Date, Sealbond Limited ("Sealbond") purchased from the Company 4,098,360 shares of Common Stock at a purchase price of $1.22 per share, for aggregate consideration of approximately $5,000,000 (the "Private Placement"). The shares were purchased using funds from working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sealbond is the direct owner of 25,920,693 shares of Common Stock, which shares represent approximately 67.8% of the outstanding Common Stock. Conjoint directly owns 2,842,638 shares of Common Stock, which shares represent approximately 7.4% of the outstanding Common Stock. All ownership percentages are calculated based on an aggregate of 38,227,913 shares of Common Stock outstanding, consisting of (i) 34,129,553 shares of Common Stock outstanding as of September 30, 2026, as disclosed by the Issuer to the Reporting Persons, plus (ii) 4,098,360 shares of Common Stock issued in the Private Placement on October 26, 2026.

CK Life Sciences is the indirect parent company of each of Sealbond and Conjoint and may be deemed to have voting and dispositive power over shares of Common Stock held directly by Sealbond and Conjoint.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) above is incorporated by reference.
Transactions in the class effected during the past sixty days: The information in Item 3 with respect to the Private Placement is incorporated by reference.

## Signatures
- Sealbond Limited: /s/ Wong Wun Lam, Wong Wun Lam, Director (10/27/2026)
- CK Life Sciences Int'l., (Holdings) Inc.: /s/ Yu Ying Choi Alan Abel, Yu Ying Choi Alan Abel, Director (10/27/2026)
- Conjoint Inc.: /s/ Wong Wun Lam, Wong Wun Lam, Director (10/27/2026)